J.P. MORGAN MUTUAL FUND INVESTMENT TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 23, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Mutual Fund Investment Trust (the “Trust”);

File Nos. 33-9421; 811-5526

Post-Effective Amendment No. 78

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 78, which was filed to register new Class R3 and Class R4 Shares for the JPMorgan Growth Advantage Fund (the “Fund”). Our responses to your comments are set forth below and applicable changes will be incorporated into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, which will become automatically effective on or about May 26, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

1.	Comment: Please update the series and class information with the Fund’s new ticker symbols.

Response: The update will be made prior to the effectiveness of the new classes.

Fee table

2.	Comment: Please explain why the “Remainder of Other Expenses” are estimated since the Fund is already operating.

Response: The “Remainder of Other Expenses” are estimated because there are a number of class specific expenses included in that line item in the fee table. Because these classes are new, the number is estimated based on certain assumptions of what those class specific expenses will be.

3.	Comment: Please confirm that the fee waivers will be in effect for at least one year and that no recoupment is permitted under the Fund’s fee waiver agreement.

Response: The Fund confirms that the fee waivers will be in effect for at least one year and that under the terms of its fee waiver agreement, the applicable service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

4.	Comment: Please include in the “Fund’s main investment strategies” section clarification of what is meant by companies with “predictable and durable business models” in the following statement:

Growth companies purchased for the Fund include those with leading competitive positions, predictable and durable business models and management that can achieve sustained growth.

Response: As this filing relates to only the Fund’s new classes, this disclosure will be updated in connection with the Fund’s annual update.

5.	Comment: If the Fund is currently focused on an industry or sector, please add specific risk disclosure about that industry or sector.

Response: The Fund respectfully submits that the disclosure alerts investors to the fact that investments may be focused in a particular industry or sector and therefore is sufficient as drafted.

More About the Fund – Investment Risks

6.	Comment: In “Derivatives Risk,” the disclosure refers to “short sales.” If short sales are a principal strategy, please modify the Fund’s investment strategies to include a description of short selling.

Response: Short selling is not a principal strategy of the Fund. The reference will be removed from the disclosure. However, we would note that, in other multi-fund prospectuses that may include the Fund, it may be appropriate to leave the reference in this risk section.

Glossary

7.	Comment: Please consider deleting “Capital Gains Distributions” and “Required Minimum Distribution” from the glossary as they are not mentioned in other sections of the prospectus.

Response: The requested change to remove “Required Minimum Distribution” will be made. The Fund respectfully submits that keeping the “Capital Gains Distributions” is appropriate because the Fund’s tax disclosure refers to the distribution of capital gains. At the time of the annual update, we will consider specifically revising the disclosure to add the term “Capital Gains Distributions.”

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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